SAMSON OIL & GAS LODGES JUNE 30, 2010 FINANCIAL REPORT

Denver September 29, 2010, - Perth September 30, 2010

Samson Oil & Gas Limited (AMEX: SSN; ASX: SSN) today lodged its 2010 Financial Report for the year ended June 30, 2010. A copy of the report is available in full on the company’s website (www.samsonoilandgas.com).

Highlights of the results for the year ended 30 June 2010 include:

▪	Net profit after income tax benefit of $817,233 compared to a net loss after income tax of $30,159,175 in the prior year.

▪	An 83% increase in gross profit from $922,733 for the year ended 30 June 2009 to $1,693,552 for the year ended 30 June 2010.

▪	Increase in net assets from $4,613,116 as at 30 June 2009 to $25,115,668 as at 30 June 2010.

▪
A 25% increase in oil production from 24,608 barrels in the prior year to 30,719 barrels for the current year. Gas production decreased 2% from 0.684 bcf of gas in the prior year to 0.668 bcf in the current year.

Subsequent to year end, Samson successfully completed the first two tranches of its transaction with Chesapeake Energy Corporation for its acquisition of a portion of Samson’s acreage in Goshen County, Wyoming.  To date, Samson has received $69,991,105 in proceeds from this sale.  A third and final closing is expected in early October and is estimated to result in Samson receiving a further $4 million in proceeds.

Samson’s current cash is $74 million.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,664 million ordinary shares issued and outstanding, which would be the equivalent of 83.2 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.35 per ADS on September 29th 2010 the company has a current market capitalization of approximately US$112.32 million.  Correspondingly, based on the ASX closing price of A$0.07 on September 29th 2010, the company has a current market capitalization of A$116.48 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
TERRY BARR	303 296 3994 (US office) or 970 389 5047 (US cell)
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.